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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               ATARI CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     04651510
                            -------------------------
                                  (CUSIP Number)

     Douglas Evans
     Sega Holdings U.S.A., Inc.
     255 Shoreline Drive, Suite 510
     Redwood City, CA 94065
     Telephone: (415) 802-3809
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              November 17, 1994
     ----------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                          Sega Holdings U.S.A., Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                      94-3212012
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                     (b) [ ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY
- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                       AF, WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware
- --------------------------------------------------------------------------------

  NUMBER OF        7.   SOLE VOTING POWER                              4,705,883
   SHARES               --------------------------------------------------------
BENEFICIALLY
  OWNED BY         8.   SHARED VOTING POWER                                 none
    EACH                 -------------------------------------------------------
  REPORTING
   PERSON          9.   SOLE DISPOSITIVE POWER                         4,705,883
    WITH                --------------------------------------------------------

                   10.  SHARED DISPOSITIVE POWER                            none
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                                   4,705,883
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                   [ ]
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                                                7.4%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                                  CO
- --------------------------------------------------------------------------------

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Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share ("Shares"), of Atari Corporation, a Nevada corporation, 1196 Borregas Avenue, Sunnyvale, California 94089 (the "Issuer").

Item 2.  Identity and Background.

         This statement is being filed by Sega Holdings U.S.A., Inc. ("Sega Holdings"), a Delaware corporation, 255 Shoreline Drive, Suite 510, Redwood City, California 94065. Sega Holdings, with its operating subsidiary, Sega of America, Inc., is an interactive media entertainment company which manufactures and markets interactive computer and video games and programs.

         (a), (b), (c) and (f):   The name, business address, present principal
occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each of the executive officers and directors of Sega Holdings are set forth below:

Directors (including executive officers who are directors)

1.       Hayao Nakayama, Chairman, Sega Holdings

         Representative Director, President and Chief Executive Officer Sega Enterprises, Ltd.
         2-12, Haneda 1-chome
         Ohto-ku
         Tokyo 144, Japan

         Japanese citizen

2.       Isao Okawa

         President and Chairman
         CSK Corporation
         ARK Mori Building, 31st Floor
         1-12-32 Akasaka, Minato-ku
         Tokyo 107, Japan

         Japanese citizen

3.       David Rosen, Co-Chairman, Sega Holdings

         Co-Chairman
         Sega of America, Inc.
         255 Shoreline Drive, Suite 510
         Redwood City, California 94065

         U.S. citizen

4.       Shoichiro Iramajiri

         Executive Managing Director
         Sega Enterprises, Ltd.
         2-12, Haneda 1-chome
         Ohto-ku
         Tokyo 144, Japan

         Japanese citizen

5.       Shinobu Toyoda, Chief Financial Officer, Sega Holdings

         Executive Vice President
         Sega of America, Inc.
         255 Shoreline Drive, Suite 510
         Redwood City, California 94065

         Japanese citizen

6.       Thomas Kalinske

         President
         Sega of America, Inc.
         255 Shoreline Drive, Suite 510
         Redwood City, California 94065

         U.S. citizen

Executive Officer (who is not a director)

         Takaharu Utsunomiya, Secretary, Sega Holdings

         Group Vice President, Finance
         Sega of America, Inc.
         255 Shoreline Drive, Suite 510
         Redwood City, California 94065

         Japanese citizen


         (d) and (e):     During the last five years, neither Sega Holdings nor
any of its executive officers or directors has


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been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds.

         The 4,705,883 Shares referred to Item 5(a) below were purchased by Sega Holdings with $40,000,000 in cash from available working capital of Sega Holdings. Such working capital was contributed to Sega Holdings by its affiliate, Sega Enterprises, Ltd., to be used to purchase the Shares pursuant to the transaction described in Item 4 below.

Item 4.  Purpose of the Transaction.

         The purchase of Shares was pursuant to the settlement of litigation between the Issuer and certain affiliates of Sega Holdings. Sega Holdings does not have any plan which relates to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board





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of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board,
(v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange, (ix) a class of equity securities of the Issuer becoming eligible for termination for registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above.

         In connection with the settlement of Civil Action No. C93-3781 (CW) filed by the Issuer against certain affiliates of Sega Holdings in the United States District Court for the Northern District of California alleging patent infringement, the Issuer and Sega Holdings entered into that certain Stock Purchase Agreement dated as of September 26, 1994. Pursuant to the Stock Purchase Agreement, the Issuer agreed to sell and Sega Holdings agreed to purchase 4,705,883 Shares. The aggregate purchase price paid to the Issuer by Sega Holdings for the Shares was $40,000,000. The Shares were delivered to Sega Holdings on November 17, 1994.

         The purchase of the Shares by Sega Holdings is for investment purposes only and for the sole account of Sega Holdings and not with a view to the redistribution or resale of any or all of the Shares. None of the Shares acquired pursuant to the agreement may be transferred except in a transaction registered or exempt from registration under the Securities Act of 1933, as amended. Sega Holdings has certain registration rights for the Shares under the Stock Purchase Agreement.

         Sega Holdings will monitor on a regular basis its investment in the Shares and the Issuer's business affairs and financial position, as well as the market value of the





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Shares, conditions in the securities markets and general economic and industry conditions. Depending on the results of Sega Holding's ongoing review, Sega Holdings may in the future take such actions in respect of its investment in the Shares as it deems appropriate in light of circumstances existing from time to time.

Item 5.  Interest in Securities of the Issuer.

         (a) As of November 28, 1994, Sega Holdings beneficially owned 4,705,883 Shares, approximately 7.4% of the 63,601,785 Shares outstanding as of the date hereof (which number is the sum of 58,895,902 Shares outstanding as of October 24, 1994, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, plus 4,705,883 Shares issued to Sega Holdings pursuant to the Stock Purchase Agreement).

         To the best knowledge of Sega Holdings, no executive officer or director of Sega Holdings owns or has a right to acquire any Shares.

         (b) Sega Holdings has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares referred to in
Item 5(a) above.

         (c) Except as disclosed in Item 4 hereto, Sega Holdings has not effected any transaction in Shares of the Issuer during the past 60 days. To the best of the knowledge of Sega Holdings, no executive officer or director of Sega Holdings has effected any transaction in Shares during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as may be contemplated by that certain Stock Purchase Agreement, described in Item 4 hereto, Sega Holdings is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

                 Exhibit 1                 Stock Purchase Agreement




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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 28, 1994.         SEGA HOLDINGS U.S.A., INC.



                                       By /s/  T. UTSUNOMIYA
                                       _____________________________
                                               T. Utsunomiya
                                               Secretary

                                  SCHEDULE 13D

                               INDEX TO EXHIBITS




                         Exhibit                           Description
                      -------------                ---------------------------
                          1                        Stock Purchase Agreement